

Mail Stop 4561

June 5, 2017

Avishai Abrahami
Chief Executive Officer
Wix.com Ltd.
40 Namal Tel Aviv St.
Tel Aviv, 6350671 Israel

> **Re:** **Wix.com Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2016**
> **Filed March 28, 2017**
> **File No. 001-36158**

Dear Mr. Abrahami:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. In the Investor Relations section of your website, you have posted earnings slides, supplemental data, and shareholder update presentations that include a measure of non-GAAP gross profit, calculated as non-GAAP gross profit plus change in deferred revenues, less deferred domain expenses. We believe the presentation of a performance measure that substitutes individually tailored revenue recognition and measurement methods for those of GAAP violates Rule 100(b) of Regulation G. Refer to Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. Please remove these measures from future public presentations.

2. In the supplemental data presentation posted in the Investor Relations section of your website, you present a financial table of non-GAAP P&L on page 5. The full income statement of non-GAAP measures violates Rule 100(b) of Regulation G. Please remove this table from future public presentations.

Avishai Abrahami
Wix.com Ltd.
June 5, 2017
Page 2

Form 20-F for the Fiscal Year Ended December 31, 2016

Controls and Procedures

Management's annual report on internal control over financial reporting, page 119

3.   In future filings, please ensure that the explanation of internal control over financial
        reporting includes the full definition set forth in Exchange Act Rules 13a-15(f) and 15d-
        15(f), as the second bullet appears to be incomplete. See Item 15(b) of Form 20-F. .

        We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

        You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have
questions regarding comments on the financial statements and related matters. Please contact me
at (202) 551-3488 with any other questions.

                                            Sincerely,

                                            /s/ Stephen Krikorian

                                            Stephen Krikorian
                                            Accounting Branch Chief
                                            Office of Information Technologies
                                            and Services